                                                FILED PURSUANT TO RULE 424(B)(2)
                                                      REGISTRATION NO. 333-75723
PROSPECTUS SUPPLEMENT
(To prospectus dated April 30, 1999)

                                 $1,000,000,000

                         LEHMAN BROTHERS HOLDINGS INC.

                               7% NOTES DUE 2008

-----------------------------------------------------------------------------

    This is an offering by Lehman Brothers Holdings Inc. of $1,000,000,000 of its 7% Notes due 2008. Interest is payable on February 1 and August 1 of each year, beginning August 1, 2001.

    The Notes are unsecured and unsubordinated debt securities, are not redeemable prior to maturity (except in the case of a tax event, as explained on page S-7) or subject to a sinking fund, and are not convertible or exchangeable.

    Application has been made to list the Notes on the Luxembourg Stock
Exchange.

    The Notes should be delivered on or about January 29, 2001 through the book-entry facilities of The Depository Trust Company, Clearstream Banking, societe anonyme, Luxembourg or Euroclear.

                                                              PER NOTE       TOTAL
                                                              ---------   ------------
Public offering price.......................................   99.961%    $999,610,000
Underwriting discount.......................................     .425%    $  4,250,000
Proceeds to Lehman Brothers Holdings Inc....................   99.536%    $995,360,000

    The public offering price set forth above does not include accrued interest. Interest on the Notes will accrue from January 29, 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                                LEHMAN BROTHERS

ABN AMRO ROTHSCHILD                               BANC OF AMERICA SECURITIES LLC
A DIVISION OF ABN AMRO INCORPORATED

CREDIT LYONNAIS                                         FIDELITY CAPITAL MARKETS
                                   A DIVISION OF NATIONAL FINANCIAL SERVICES LLC

HSBC SECURITIES (USA) INC.                                             JP MORGAN

SANTANDER CENTRAL HISPANO INVESTMENT                   WACHOVIA SECURITIES, INC.

                      WESTDEUTSCHE LANDESBANK GIROZENTRALE

January 24, 2001

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
                   Prospectus Supplement

Ratio of Earnings to Fixed Charges..........................     S-3
Capitalization..............................................     S-3
Selected Financial Data.....................................     S-4
Use of Proceeds.............................................     S-4
Directors and Principal Executive Officers..................     S-5
Description of the Notes....................................     S-6
Book-Entry Procedures and Settlement........................     S-8
Certain United States Federal Income Tax Consequences to
  Non-United States Persons.................................     S-9
Underwriting................................................    S-11
General Information.........................................    S-12

                         Prospectus
Prospectus Summary..........................................       2
Use of Proceeds and Hedging.................................       6
Ratio of Earnings to Fixed Charges and of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......       7
European Monetary Union.....................................       7
Description of Debt Securities..............................       8
Description of Outstanding Preferred Stock..................      14
Description of Offered Preferred Stock......................      15
Description of Depositary Shares............................      18
Book-Entry Procedures and Settlement........................      20
United States Federal Income Tax Consequences...............      22
Plan of Distribution........................................      32
ERISA Considerations........................................      34
Legal Matters...............................................      34
Experts.....................................................      34

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this prospectus supplement or the attached prospectus is accurate as of any date other than the date on the front cover of the document. Securities are not being offered in any state or jurisdiction where the offer is not permitted.

    Lehman Brothers Holdings Inc. ("Holdings") accepts responsibility for the information contained in the prospectus supplement and prospectus.

    Holdings undertakes to provide you, without charge, a copy of any and all of the documents incorporated by reference in the attached prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such prospectus). Written or oral requests for such copies should be directed to the Controller's Office, Lehman Brothers Holdings Inc., 3 World Financial Center, New York, New York 10285, USA (212) 526-0660.

    The financial statements of Holdings for the years ended November 30, 1998 and 1999 and the quarter ended August 31, 2000 which are contained in Holdings' Annual Report on Form 10-K for the year ended November 30, 1999 and Quarterly Report on Form 10-Q for the quarter ended August 31, 2000, respectively, are incorporated by reference herein.

    The prospectus supplement and prospectus, together with the documents incorporated by reference herein, will be available free of charge at the office of Kredietbank S.A., Luxembourgeoise, 43, Boulevard Royal, L-2955 Luxembourg.

    Notices to holders of the Notes will be published in a leading daily newspaper in The City of New York, in London, and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in THE WALL STREET JOURNAL, in London in the FINANCIAL TIMES, and in Luxembourg in the LUXEMBOURGER WORT. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                                  NINE
                                                                                                                 MONTHS
                                                                      YEAR ENDED NOVEMBER 30,                     ENDED
                                                        ----------------------------------------------------   AUGUST 31,
                                                          1995       1996       1997       1998       1999        2000
                                                        --------   --------   --------   --------   --------   -----------
Ratio of Earnings to Fixed Charges....................    1.03       1.06       1.07       1.07       1.12        1.14

                                 CAPITALIZATION

    The following table presents the consolidated capitalization of Holdings and its subsidiaries at November 30, 1999 and August 31, 2000.

                                                              AT NOVEMBER 30, 1999   AT AUGUST 31, 2000
                                                              --------------------   -------------------
                                                                    (IN MILLIONS OF U.S. DOLLARS)
COMMERCIAL PAPER AND SHORT-TERM DEBT........................        $ 5,476                $ 5,667
LONG-TERM DEBT:
  Senior notes(1)...........................................         27,375                 32,086
  Subordinated debt(1)......................................          3,316                  3,321
                                                                    -------                -------
  TOTAL LONG-TERM DEBT......................................         30,691                 35,407
                                                                    -------                -------
  TOTAL COMMERCIAL PAPER, SHORT- AND LONG-TERM DEBT.........         36,167                 41,074
                                                                    -------                -------
  Trust preferred securities subject to mandatory
    redemption..............................................            710                    710
STOCKHOLDERS' EQUITY:
  Preferred Stock...........................................            688                    850
  Common Stock: $0.10 par value; 300,000,000 shares
    authorized; shares issued: 122,619,460 at November 30,
    1999 and 125,030,511 at August 31, 2000; shares
    outstanding: 119,912,810 at November 30, 1999 and
    120,111,536 at August 31, 2000..........................             12                     12
  Additional paid-in capital................................          3,387                  3,507
  Accumulated other comprehensive income (net of tax).......             (2)                    (8)
  Retained earnings.........................................          2,094                  3,346
  Other stockholders' equity, net...........................            254                    281
  Common stock in treasury at cost:
    2,706,650 shares in 1999 and 4,918,975 shares in 2000...           (150)                  (448)
                                                                    -------                -------
  TOTAL STOCKHOLDERS' EQUITY................................          6,283                  7,540
                                                                    -------                -------
TOTAL COMMERCIAL PAPER, SHORT- AND LONG-TERM DEBT, TRUST
  PREFERRED SECURITIES AND STOCKHOLDERS' EQUITY.............        $43,160                $49,324
                                                                    =======                =======

--------------------------
(1) Long-term debt at August 31, 2000 was as follows:

                                                         U.S. DOLLAR         NON-U.S. DOLLAR
                                                     -------------------   -------------------    TOTAL AT
                                                      FIXED     FLOATING    FIXED     FLOATING   AUGUST 31,
                                                       RATE       RATE       RATE       RATE        2000
                                                     --------   --------   --------   --------   ----------
                                                                 (IN MILLIONS OF U.S. DOLLARS)
Senior notes
  Maturing in fiscal 2000..........................  $ 1,000     $  598     $   38     $   16     $ 1,652
  Maturing in fiscal 2001..........................    1,357      3,491        809        338       5,994
  Maturing in fiscal 2002..........................    1,670      2,283        911        871       5,735
  Maturing in fiscal 2003..........................    2,335      1,491        789        461       5,077
  Maturing in fiscal 2004..........................    1,837        388        937        554       3,715
  Maturing in fiscal 2005..........................    2,217         45        237        581       3,080
  December 1, 2005 and thereafter..................    5,064         90      1,474        205       6,833
                                                     -------     ------     ------     ------     -------
  Total senior notes...............................   15,480      8,386      5,195      3,026      32,086

Subordinated debt
  Maturing in fiscal 2000..........................      192          0          0          0         192
  Maturing in fiscal 2001..........................      194          6          0          0         200
  Maturing in fiscal 2002..........................      450         84          0          0         534
  Maturing in fiscal 2003..........................      475          0          0          0         475
  Maturing in fiscal 2004..........................      191          0          0          0         191
  Maturing in fiscal 2005..........................       94          0          7          0         101
  December 1, 2005 and thereafter..................    1,516        106          7          0       1,628
                                                     -------     ------     ------     ------     -------
  Total subordinated debt..........................    3,111        195         14          0       3,321

Total long-term debt...............................  $18,591     $8,582     $5,209     $3,026     $35,407

    On September 20, 2000, Holdings' Board of Directors declared a two-for-one common stock split, to be effected in the form of a 100% stock dividend, payable on October 20, 2000, to stockholders of record on October 5, 2000. The par value of the common stock remains at $0.10 per share. An amount equal to the par value of the newly-issued shares will be debited from the additional paid-in capital account and credited to the common stock account. Financial information contained in this prospectus supplement and the attached prospectus has not been adjusted to reflect the impact of the common stock split. Except as described above, there has been no material change in the capitalization of Holdings since August 31, 2000 to the date of this document. All of the outstanding common stock of Holdings is fully paid and non-assessable.

                            SELECTED FINANCIAL DATA

    The following table presents selected consolidated financial data of Holdings and its subsidiaries for the periods specified.

                                                                                       NINE
                                                                  YEAR ENDED          MONTHS
                                                                 NOVEMBER 30,          ENDED
OPERATING RESULTS                                             -------------------   AUGUST 31,
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                (IN MILLIONS OF U.S. DOLLARS)
Revenues....................................................  $19,894    $18,989      $20,034
Net revenues................................................    4,113      5,340        6,009
Total non-interest expense..................................    3,061      3,709        3,984
Income before taxes and dividends on trust preferred
  securities................................................    1,052      1,631        2,025
Net income..................................................      736      1,132        1,376

                                                                AT NOVEMBER 30,
BALANCE SHEET                                                 -------------------   AT AUGUST 31,
                                                                1998       1999          2000
                                                              --------   --------   --------------
                                                                 (IN MILLIONS OF U.S. DOLLARS)
ASSETS:
Cash and cash equivalents...................................    3,055      5,186          4,967
Securities and other financial instruments owned............   77,000     89,059        107,699
Collateralized short-term agreements........................   58,722     81,619         95,070
Receivables.................................................   11,965     12,360         12,705
Property, equipment and leasehold improvements (net of
  accumulated depreciation and amortization)................      505        485            561
Other assets................................................    1,297      1,408          1,474
Total assets................................................  153,890    192,244        225,668

LIABILITIES AND STOCKHOLDERS' EQUITY:
Securities and other financial instruments sold but not yet
  purchased.................................................   28,803     46,610         48,401
Collateralized short-term financing.........................   70,895     85,651        106,226
Payables....................................................   10,525     12,155         14,410
Accrued liabilities and other payables......................    4,256      4,668          7,307
Long-term debt..............................................   27,341     30,691         35,407
Total liabilities...........................................  148,477    185,251        217,418
Trust preferred securities subject to mandatory
  redemption................................................        0        710            710
Total stockholders' equity..................................    5,413      6,283          7,540

                             INTERIM FINANCIAL DATA

    Revenues, net revenues and net income for Holdings for the fiscal year ended November 30, 2000 were $26,447 million, $7,707 million and $1,775 million, respectively, compared to $18,989 million, $5,340 million and $1,132 million for the fiscal year ended November 30, 1999.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the Notes will be approximately $995,210,000 after underwriting discounts and payment of transaction expenses. We will use the net proceeds for working capital and general corporate purposes.

                   DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS

    The directors and principal executive officers of Holdings are as follows:

                                                           PRINCIPAL OCCUPATION
                                                           --------------------
DIRECTORS

Richard S. Fuld, Jr..................  Chairman and Chief Executive Officer

Michael L. Ainslie...................  Former President and Chief Executive Officer, Sotheby's
                                       Holdings

John F. Akers........................  Retired Chairman, International Business Machines
                                       Corporation

Roger S. Berlind.....................  Theatrical Producer

Thomas H. Cruikshank.................  Retired Chairman and Chief Executive Officer, Halliburton
                                       Company

Dr. Henry Kaufman....................  President, Henry Kaufman & Company, Inc.

John D. Macomber.....................  Principal, JDM Investment Group

Dina Merrill.........................  Director and Vice Chairman, RKO Pictures, Inc.

EXECUTIVE OFFICERS

Richard S. Fuld, Jr..................  Chairman and Chief Executive Officer

David Goldfarb.......................  Chief Financial Officer and Senior Vice President

Joseph M. Gregory....................  Chief Administrative Officer and Senior Vice President

Jeremy M. Isaacs.....................  Senior Vice President

Bradley H. Jack......................  Head of Investment Banking Division and Senior Vice
                                       President

Stephen M. Lessing...................  Co-Head of Capital Markets Division and Senior Vice
                                       President

Jeffrey Vanderbeek...................  Co-Head of Capital Markets Division and Senior Vice
                                       President

                            DESCRIPTION OF THE NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES BEING OFFERED PURSUANT TO THIS PROSPECTUS SUPPLEMENT SUPPLEMENTS THE MORE GENERAL TERMS AND PROVISIONS OF HOLDINGS' DEBT SECURITIES SET FORTH IN THE ATTACHED PROSPECTUS.

    Holdings is offering Notes which will constitute senior unsecured debt and will be issued under Holdings' senior indenture. The Notes will rank PARI PASSU among themselves and with all other present and future senior unsecured obligations of Holdings. The Notes will mature on February 1, 2008 at 100% of their principal amount, are not redeemable prior to maturity (except in the case of a tax event, as explained below) or subject to a sinking fund, and are not convertible or exchangeable.

    The Notes initially will be issued in an aggregate principal amount of $1,000,000,000. Holdings may, without the consent of the holders of the Notes, create and issue additional notes ranking equally with the Notes and otherwise similar in all respects so that such further notes shall be consolidated and form a single series with the Notes. No additional notes can be issued if an Event of Default has occurred with respect to the Notes.

    Each Note will bear interest from January 29, 2001, at the annual rate of 7%, payable semiannually on February 1 and August 1 of each year, commencing August 1, 2001, to the person in whose name the Note is registered at the close of business on the fifteenth day of the month prior to the interest payment. Each Note bears interest from and including each interest payment date to the day preceding the next interest payment date. Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

    The senior indenture and the Notes are governed by New York law. Holdings is subject to the exclusive jurisdiction of the New York State or United States federal court sitting in The City and County of New York over any suit, action or proceeding rising out of or relating to the Notes or the senior indenture.

SAME-DAY SETTLEMENT AND PAYMENT

    Holdings will make all payments of principal and interest in immediately available funds. The Notes will trade in DTC's same-day funds settlement system until maturity; purchases of Notes in secondary market trading must therefore be in immediately available funds.

PAYMENT OF ADDITIONAL AMOUNTS

    Holdings will pay to the holder of any Note who is a United States Alien (as defined below) such additional amounts as may be necessary so that every net payment of principal of and interest on the Note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon the holder by the United States or any taxing authority thereof or therein, will not be less than the amount provided in such Note to be then due and payable. Holdings will not be required, however, to make any payment of additional amounts for or on account of:

    - any tax, assessment or other governmental charge that would not have been imposed but for (1) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor), being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in trade or business or present in the United States, or (2) the presentation of a Note for payment after a specified time period;

    - any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

    - any tax, assessment or other governmental charge imposed by reason of such holder's past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

    - any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of, or interest on, such Note;

    - any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any
      Note if such payment can be made without withholding by any other paying agent;

    - any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the United States of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of the United States Treasury Department as a precondition to relief or exemption from such tax, assessment or other governmental charge;

    - any tax, assessment or other governmental charge imposed on interest received by (1) a 10% shareholder (as defined in Section 871(h)(3)(B) of the Internal Revenue Code and the regulations that may be promulgated thereunder) of Holdings or (2) a controlled foreign corporation with respect to Holdings within the meaning of the Internal Revenue Code; or

    - any combinations of items identified in the bullet points above.

    In addition, Holdings will not be required to pay any additional amounts to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to the payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

    The term "United States Alien" means any corporation, partnership, individual or fiduciary that is, as to the United States, a foreign corporation, a nonresident alien individual, a nonresident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, as to the United States, a foreign corporation, a nonresident alien individual or a nonresident fiduciary of a foreign estate or trust.

REDEMPTION UPON A TAX EVENT

    The Notes may be redeemed at the option of Holdings in whole, but not in part, on not more than 60 days' and not less than 30 days' notice, at a redemption price equal to 100% of their principal amount, if Holdings determines that as a result of a "change in tax law" (as defined below):

    - Holdings has or will become obligated to pay additional amounts as described under the heading "--Payment of Additional Amounts" on any Note, or

    - there is a substantial possibility that Holdings will be required to pay such additional amounts.

    A "change in tax law" that would trigger the provisions of the preceding paragraph is any change in or amendment to the laws, treaties, regulations or rulings of the United States or any political subdivision or taxing authority thereof, or any proposed change in the laws, treaties, regulations or rulings, or any change in the official application, enforcement or interpretation of the laws, treaties, regulations or rulings (including a holding by a court of competent jurisdiction in the United States) or any other action (other than an action predicated on law generally known on or before January 24, 2001, except for proposals before the Congress prior to that date) taken by any taxing authority or a court of competent jurisdiction in the United States, or the official proposal of the action, whether or not the action or proposal was taken or made with respect to Holdings.

    Prior to the publication of any notice of redemption, Holdings shall deliver to the trustee (1) an officers' certificate stating that Holdings is entitled to effect the aforementioned redemption and setting forth a statement of facts showing that the conditions precedent to the right of Holdings so to redeem have occurred, and (2) an opinion of counsel to such effect based on such statement of facts.

                      BOOK-ENTRY PROCEDURES AND SETTLEMENT

    THE FOLLOWING DESCRIPTION OF BOOK-ENTRY PROCEDURES AND SETTLEMENT SUPPLEMENTS THE INFORMATION UNDER "BOOK-ENTRY PROCEDURES AND SETTLEMENT" IN THE ATTACHED PROSPECTUS.

    Links have been established among DTC, Clearstream Banking, societe anonyme, Luxembourg ("Clearstream Banking SA") and Euroclear (two international clearing systems that perform functions similar to those that DTC performs in the U.S.), to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading.

    Although DTC, Clearstream Banking SA and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.

    Clearstream Banking SA and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. agents of Clearstream Banking SA and Euroclear, as participants in DTC.

    When Notes are to be transferred from the account of a DTC participant to the account of a Clearstream Banking SA participant or a Euroclear participant, the purchaser must send instructions to Clearstream Banking SA or Euroclear through a participant at least one business day prior to settlement. Clearstream Banking SA or Euroclear, as the case may be, will instruct its U.S. agent to receive Notes against payment. After settlement, Clearstream Banking SA or Euroclear will credit its participant's account. Credit for the Notes will appear on the next day (European time).

    Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending Notes to the relevant U.S. agent acting for the benefit of Clearstream Banking SA or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

    When a Clearstream Banking SA or Euroclear participant wishes to transfer Notes to a DTC participant, the seller must send instructions to Clearstream Banking SA or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream Banking SA or Euroclear will instruct its U.S. agent to transfer Notes against payment. The payment will then be reflected in the account of the Clearstream Banking SA or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), proceeds credited to the Clearstream Banking SA or Euroclear participant's account would instead be valued as of the actual settlement date.

                    CERTAIN UNITED STATES FEDERAL INCOME TAX
                   CONSEQUENCES TO NON-UNITED STATES PERSONS

    The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of Notes as of the date hereof. Except where noted, this summary deals only with Notes that are held as capital assets by a non-United States holder.

    You are a non-United States holder if you are not a United States holder. A "United States holder" means a beneficial owner of a Note that is:

    - a citizen or resident of the United States;

    - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

    - an estate the income of which is subject to United States federal income taxation regardless of its source;

    - a trust that (x) is subject to the supervision of a court within the United States and the control of one or more United States persons or
      (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

    This summary is based upon provisions of the Internal Revenue Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a "controlled foreign corporation," "passive foreign investment company" or "foreign personal holding company"). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

    If a partnership holds our Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Notes, you should consult your tax advisors.

    IF YOU ARE CONSIDERING THE PURCHASE OF NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF THE NOTES, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

UNITED STATES FEDERAL WITHHOLDING TAX

    The 30% United States federal withholding tax will not apply to any payment of principal or interest on the Notes provided that:

    - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Internal Revenue Code and United States Treasury regulations;

    - you are not a controlled foreign corporation that is related to us through stock ownership;

    - you are not a bank whose receipt of interest on the Notes is described in section 881(c)(3)(A) of the Internal Revenue Code; and

    - either (a) you provide your name and address on an IRS Form W-8BEN, and certify, under penalty of perjury, that you are not a United States person or (b) you hold your Notes through certain foreign intermediaries or certain foreign partnerships, and you satisfy the certification requirements of applicable United States Treasury regulations.

    Special certification rules apply to certain non-United States holders that are entities rather than individuals. If you cannot satisfy the requirements described above, payments of premium, if any, and interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed

    - IRS Form W-8BEN claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty; or

    - IRS Form W-8ECI stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

    The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of Notes.

UNITED STATES FEDERAL ESTATE TAX

    Your estate will not be subject to United States federal estate tax on Notes beneficially owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock, within the meaning of the Internal Revenue Code and United States Treasury regulations, and (2) interest on those Notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

UNITED STATES FEDERAL INCOME TAX

    If you are engaged in a trade or business in the United States and premium, if any, or interest on the Notes is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a United States holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments. For this purpose, any premium and interest on the Notes will be included in your earnings and profits.

    You will generally not be subject to United States federal income tax on the disposition of a Note unless:

    - the gain is effectively connected with your conduct of a trade or business in the United States; or

    - you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, no information reporting or backup withholding will be required regarding payments that we make to you provided that we do not have actual knowledge that you are a United States person and we have received from you the statement described above under "--United States Federal Withholding Tax."

    In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a Note made within the United States or conducted through certain United States related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a United States person, or you otherwise establish an exemption.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, dated January 24, 2001, a form of which was filed as an exhibit to the SEC registration statement under which the Notes are being offered and sold, Holdings has agreed to sell to each of the underwriters named below, the principal amount of Notes set forth opposite its name:

                                                                PRINCIPAL
                                                                AMOUNT OF
UNDERWRITER                                                       NOTES
-----------                                                   --------------
Lehman Brothers Inc.........................................  $  887,500,000
ABN AMRO Incorporated.......................................      12,500,000
Banc of America Securities LLC..............................      12,500,000
Chase Securities Inc........................................      12,500,000
Credit Lyonnais.............................................      12,500,000
Fidelity Capital Markets, a division of
  National Financial Services LLC...........................      12,500,000
HSBC Securities (USA) Inc...................................      12,500,000
Santander Central Hispano Investment Securities Inc.........      12,500,000
Wachovia Securities, Inc....................................      12,500,000
Westdeutsche Landesbank Girozentrale........................      12,500,000
                                                              --------------
    Total...................................................  $1,000,000,000
                                                              ==============

    The underwriters have advised Holdings that they propose to initially offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement; they may also offer Notes to certain dealers at such price less a concession not in excess of 0.300% of the principal amount. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.150% of the principal amount to certain other dealers. After the initial public offering of the Notes is completed, the public offering price and such concessions may be changed.

    In connection with the offering, the rules of the SEC permit the underwriters to engage in certain transactions that stabilize the price of the Notes; such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering (that is, if they sell a larger principal amount of the Notes than is set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing Notes in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. Neither Holdings nor the underwriters can make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither Holdings nor the underwriters make any representation that the underwriters will in fact engage in such transactions, or that such transactions, once begun, will not be discontinued without notice.

    Certain of the underwriters of the Notes are affiliated with commercial banking institutions that may from time to time in the ordinary course of their business loan money to and have other customary banking relationships with Holdings and its affiliates.

    Fidelity Capital Markets is only offering the Notes in the United States.

    Holdings will pay certain expenses, expected to be approximately $150,000, associated with the offer and sale of the Notes.

    Holdings has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the NASD regarding an NASD member firm underwriting securities of its affiliate.

UNITED KINGDOM SELLING RESTRICTIONS

    Each underwriter has represented and agreed that (i) it has not offered or sold and prior to the date six months after the date of issue of the Notes will not offer or sell Notes in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1996 (as amended) or is a person to whom the document may otherwise lawfully be issued or passed on.

                              GENERAL INFORMATION

    Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Holdings and a legal notice relating to the issuance of the Notes have been deposited prior to listing with GREFFIER EN CHEF DU TRIBUNAL D'ARRONDISSEMENT DE ET A LUXEMBOURG, where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement and the accompanying prospectus, the Indenture and Holdings' current annual and quarterly reports, as well as all future annual reports and quarterly reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Kredietbank S.A. Luxembourg, in Luxembourg. The audited financial statements of Holdings and its consolidated subsidiaries for the year ended November 30, 2000 will be made available on or about March 1, 2001. Kredietbank S.A. in Luxembourg will act as intermediary between the Luxembourg Stock Exchange and Holdings and the holders of the Notes. In addition, copies of the annual reports and quarterly reports of Holdings may be obtained free of charge at that office.

    Except as disclosed or contemplated in this prospectus supplement or prospectus (including the documents incorporated therein by reference), there has been no material adverse change in the financial position of Holdings since August 31, 2000.

    The independent auditors of Holdings are Ernst & Young LLP, New York, New York.

    Neither Holdings nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes. Holdings is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

    Resolutions relating to the issue and sale of the Notes were adopted by Holdings' Board of Directors on March 31, 1999.

    The Notes have been accepted for clearance through Euroclear and Clearstream Banking SA and have been assigned Common Code No. 12399324, International Security Identification Number (ISIN) US524908CV03 and CUSIP No. 524908CV0.

PROSPECTUS

                                $15,000,000,000

                         LEHMAN BROTHERS HOLDINGS INC.

MAY OFFER--

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES

                                ----------------

    Lehman Brothers Holdings will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

    The securities offered pursuant to this prospectus are offered in an aggregate principal amount of up to $15,000,000,000 subject to reduction as a result of the sale under certain circumstances of other securities.

                             ---------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

April 30, 1999

                               PROSPECTUS SUMMARY

    This summary provides a brief overview of the key aspects of Lehman Brothers Holdings and all material terms of the offered securities that are known as of the date of this prospectus. For a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read:

    - this prospectus, which explains the general terms of the securities that Lehman Brothers Holdings may offer,

    - the accompanying prospectus supplement, which (1) explains the specific terms of the securities being offered and (2) updates and changes information in this prospectus, and

    - the documents referred to in "Where You Can Find More Information" on page 5 for information about Lehman Brothers Holdings, including its financial statements.

                         LEHMAN BROTHERS HOLDINGS INC.

    Lehman Brothers Holdings is one of the leading global investment banks, serving institutional, corporate, government and high net worth clients and customers. The company's worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in the United States, Europe, the Middle East, Latin America and the Asia Pacific region.

    The company's business includes capital raising for clients through securities underwriting and direct placements, corporate finance and strategic advisory services, merchant banking, securities sales and trading, asset management, research, and the trading of foreign exchange, derivative products and certain commodities. Through one or more subsidiaries, the company acts as a market maker in all major equity and fixed income products in both the domestic and international markets. The company is a member of all principal securities and commodities exchanges in the United States, as well as the National Association of Securities Dealers, Inc., and holds memberships or associate memberships on several principal international securities and commodities exchanges, including the London, Tokyo, Hong Kong, Frankfurt and Milan stock exchanges.

    Lehman Brothers Holdings' principal executive office is at 3 World Financial Center, New York, New York 10285, and its telephone number is (212) 526-7000.

               THE SECURITIES LEHMAN BROTHERS HOLDINGS MAY OFFER

    Lehman Brothers Holdings may use this prospectus to offer up to $15,000,000,000 of:

    - debt securities,

    - preferred stock, and

    - depositary shares.

    A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities.

DEBT SECURITIES

    Debt securities are unsecured general obligations of Lehman Brothers Holdings in the form of senior or subordinated debt. Senior debt includes Lehman Brothers Holdings' notes, debt and guarantees and any other debt for money borrowed that is not subordinated. Subordinated debt, so designated at the time it is issued, would not be entitled to interest and principal payments if payments on the senior debt were not made.

    The senior and subordinated debt will be issued under separate indentures between Lehman Brothers Holdings and a trustee. Below are summaries of the general features of the debt securities from these indentures. For a more detailed description of these features, see "Description of Debt Securities" below. You are also encouraged to read the indentures, which are incorporated by reference in or filed as exhibits to Lehman Brothers Holdings' registration statement no. 333-75723. You can receive copies of these documents by following the directions on page 5.

    GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT

    - Neither indenture limits the amount of debt that Lehman Brothers Holdings may issue or provides holders any protection should there be a highly leveraged transaction involving Lehman Brothers Holdings, although the indentures do limit Lehman Brothers Holdings' ability to pledge the stock of any subsidiary that meets the financial thresholds in the indenture. These thresholds are described below under "Description of Debt Securities." Each indenture allows for different types of debt securities, including indexed securities, to be issued in series.

    - The indentures allow Lehman Brothers Holdings to merge or to consolidate with another company, or sell all or substantially all of its assets to another company. If any of these events occur, the other company would be required to assume Lehman Brothers Holdings' responsibilities for the debt. Unless the transaction resulted in an event of default, Lehman Brothers Holdings would be released from all liabilities and obligations under the debt securities when the other company assumed its responsibilities.

    - The indentures provide that holders of 66 2/3% of the principal amount of the debt securities outstanding in any series may vote to change Lehman Brothers Holdings' obligations or your rights concerning those securities. However, changes to the financial terms of that security, including changes in the payment of principal or interest on that security or the currency of payment, cannot be made unless every holder of that security consents to the change.

    - Lehman Brothers Holdings may satisfy its obligations under the debt securities or be released from its obligation to comply with the limitations discussed above at any time by depositing sufficient amounts of cash or U.S. government securities with the trustee to pay Lehman Brothers Holdings' obligations under the particular securities when due.

    - The indentures govern the actions of the trustee with regard to the debt securities, including when the trustee is required to give notices to holders of the securities and when lost or stolen debt securities may be replaced.

    EVENTS OF DEFAULT

    The events of default specified in the indentures include:

    - failure to pay principal when due,

    - failure to pay required interest for 30 days,

    - failure to make a required scheduled installment payment for 30 days,

    - failure to perform other covenants for 90 days after notice, and

    - certain events of insolvency or bankruptcy, whether voluntary or not.

    REMEDIES

    If there were a default, the trustee or holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities.

PREFERRED STOCK

    Lehman Brothers Holdings may issue preferred stock with various terms to be established by its board of directors or a committee designated by the board. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Lehman Brothers Holdings, voting rights and conversion rights.

    Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to Lehman Brothers Holdings' common stock. The prospectus supplement will also describe how and when dividends will be paid on the series of preferred stock.

DEPOSITARY SHARES

    Lehman Brothers Holdings may issue depositary shares representing fractional shares of preferred stock. Each particular series of depositary shares will be more fully described in the prospectus supplement that will accompany this prospectus.

    These depositary shares will be evidenced by depositary receipts and issued under a deposit agreement between Lehman Brothers Holdings and a bank or trust company. You are encouraged to read the standard form of the deposit agreement, which is incorporated by reference in Lehman Brothers Holdings' registration statement no. 333-75723. You can receive copies of this document by following the directions on page 5.

                                USE OF PROCEEDS

    Lehman Brothers Holdings will use the net proceeds it receives from any offering of these securities for general corporate purposes, primarily to fund its operating units and subsidiaries. Lehman Brothers Holdings may use some of the proceeds to refinance or extend the maturity of existing debt obligations. Lehman Brothers Holdings may use a portion of the proceeds from the sale of indexed notes to hedge its exposure to payments that it may have to make on such indexed notes as described below under "Use of Proceeds and Hedging."

                              PLAN OF DISTRIBUTION

    Lehman Brothers Holdings may sell the offered securities in any of the following ways:

    - to or through underwriters or dealers,

    - by itself directly,

    - through agents, or

    - through a combination of any of these methods of sale.

    The prospectus supplement will explain the ways Lehman Brothers Holdings sells specific securities, including the names of any underwriters and details of the pricing of the securities, as well as the commissions, concessions or discounts Lehman Brothers Holdings is granting the underwriters, dealers or agents.

    If Lehman Brothers Holdings uses underwriters in any sale, the underwriters will buy the securities for their own account and may resell the securities from time to time in one or more transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities, in accordance with applicable law.

    Lehman Brothers Holdings expects that the underwriters for any offering will include its broker-dealer subsidiary, Lehman Brothers Inc. Lehman Brothers Inc. also expects to offer and sell previously issued offered securities as part of its business, and may act as a principal or agent in such transactions. Lehman Brothers Holdings or Lehman Brothers Inc. may use this prospectus and the related prospectus supplements and pricing supplements in connection with these activities.

                      WHERE YOU CAN FIND MORE INFORMATION

    As required by the Securities Act of 1933, Lehman Brothers Holdings filed a registration statement (No. 333-75723) relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

    Lehman Brothers Holdings files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Lehman Brothers Holdings files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

    The SEC allows Lehman Brothers Holdings to "incorporate by reference" the information it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that Lehman Brothers Holdings files later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. Lehman Brothers Holdings incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

    - Amended Annual Report on Form 10-K for the year ended November 30, 1998, filed with the SEC on March 5, 1999;

    - Quarterly Report on Form 10-Q for the quarter ended February 28, 1999, filed with the SEC on April 14, 1999; and

    - Current Reports on Form 8-K, filed with the SEC on January 7, January 27, March 19 and April 20, 1999.

    All documents Lehman Brothers Holdings files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of (1) the completion of the offering of the securities described in this prospectus and (2) the date Lehman Brothers Inc. stops offering securities pursuant to this prospectus shall be incorporated by reference in this prospectus from the date of filing of such documents.

    You may request a copy of these filings, at no cost, by writing or telephoning Lehman Brothers Holdings at the following address:

       Controller's Office
       Lehman Brothers Holdings Inc.
       3 World Financial Center
       New York, New York 10285
       (212) 526-0660

                             ---------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT, AS WELL AS THE INFORMATION INCORPORATED BY REFERENCE. LEHMAN BROTHERS HOLDINGS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. LEHMAN BROTHERS HOLDINGS IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS, THE PROSPECTUS SUPPLEMENT OR ANY DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE APPLICABLE DOCUMENT.

                          USE OF PROCEEDS AND HEDGING

    GENERAL. Lehman Brothers Holdings will use the proceeds it receives from the sale of the offered securities for general corporate purposes, principally to:

    - fund the business of its operating units,

    - fund investments in, or extensions of credit or capital contributions to, its subsidiaries, and

    - lengthen the average maturity of liabilities, which means that it could reduce its short-term liabilities or refund maturing indebtedness.

    Lehman Brothers Holdings expects to incur additional indebtedness in the future to fund its businesses. Lehman Brothers Holdings or an affiliate may enter into a swap agreement in connection with the sale of the offered securities and may earn additional income from that transaction.

    USE OF PROCEEDS RELATING TO INDEXED NOTES. Lehman Brothers Holdings or one or more of its subsidiaries may use all or some of the proceeds received from the sale of indexed notes to purchase or maintain positions in the assets that are used to determine the relevant index or indices. Lehman Brothers Holdings or one or more of its subsidiaries may also purchase or maintain positions in options, futures contracts, forward contracts or swaps, or options on such securities, or other derivative or similar instruments relating to the relevant index or underlying assets. Lehman Brothers Holdings may also use the proceeds to pay the costs and expenses of hedging any currency, interest rate or other index-related risk relating to such indexed notes.

    Lehman Brothers Holdings expects that it or one or more of its subsidiaries will increase or decrease their initial hedging position over time using techniques which help evaluate the size of any hedge based upon a variety of factors affecting the value of the underlying instrument. These factors may include the history of price changes in that underlying instrument and the time remaining to maturity. Lehman Brothers Holdings may take long or short positions in the index, the underlying assets, options, futures contracts, forward contracts, swaps, or other derivative or similar instruments related to the index and the underlying assets. These other hedging activities may occur from time to time before the indexed notes mature and will depend on market conditions and the value of the index and the underlying assets.

    In addition, Lehman Brothers Holdings or one or more of its subsidiaries may purchase or otherwise acquire a long or short position in indexed notes from time to time and may, in their sole discretion, hold, resell, exercise, cancel or retire such offered securities. Lehman Brothers Holdings or one or more of its subsidiaries may also take hedging positions in other types of appropriate financial instruments that may become available in the future.

    If Lehman Brothers Holdings or one or more of its subsidiaries has a long hedge position in, options contracts in, or other derivative or similar instruments related to, the underlying assets or index, Lehman Brothers Holdings or one or more of its subsidiaries may liquidate all or a portion of its holdings at or about the time of the maturity of the indexed notes. The aggregate amount and type of such positions are likely to vary over time depending on future market conditions and other factors. Lehman Brothers Holdings is only able to determine profits or losses from any such position when the position is closed out and any offsetting position or positions are taken into account.

    Lehman Brothers Holdings has no reason to believe that its hedging activity will have a material impact on the price of such options, swaps, futures contracts, options on the foregoing, or other derivative or similar instruments, or on the value of the index or the underlying assets. However, Lehman Brothers Holdings cannot guarantee you that its hedging activities will not affect such prices or value. Lehman Brothers Holdings will use the remainder of the proceeds from the sale of indexed notes for the general corporate purposes described above.

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

                                                ELEVEN                                                      THREE
                                                MONTHS                                                      MONTHS
                                                 ENDED                YEAR ENDED NOVEMBER 30,               ENDED
                                             NOVEMBER 30,    -----------------------------------------   FEBRUARY 28,
                                                 1994          1995       1996       1997       1998         1999
                                             -------------   --------   --------   --------   --------   ------------
Ratio of Earnings to Fixed Charges.........       1.03         1.03       1.06       1.07       1.07         1.08
Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends............       1.02         1.03       1.05       1.06       1.06         1.08

    In computing the ratios above, "earnings" consist of earnings from continuing operations before income taxes and fixed charges; "fixed charges" consist principally of interest expense and one-third of office rentals and one-fifth of equipment rentals, which are deemed to be representative of the interest factor.

                            EUROPEAN MONETARY UNION

    The foreign currencies in which debt securities may be denominated or by which amounts due on the offered securities may be calculated could be issued by countries participating in Stage III of the European Economic and Monetary Union.

    Stage III began on January 1, 1999 for the eleven participating member states of the European Union that satisfied the economic convergence criteria in the Treaty on European Union: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Other member states of the European Union may still become participating member states after January 1, 1999.

    Stage III includes the introduction of the Euro, which, along with the present national currency of each participating member state, is legal tender in the participating member states. It is currently anticipated that on and after January 1, 2002, the national currencies of participating member states will cease to exist and the sole legal tender in such states will be the Euro. The European Union has adopted regulations providing specific rules for the introduction of the Euro in substitution for the respective current national currencies of such member states, and may adopt additional regulations or legislation in the future relating to the Euro. It is anticipated that these regulations or legislation will be supplemented by legislation of the individual member states.

    Pursuant to European Council Regulation No. 2866/98 of December 31, 1998, one Euro equals:

    - 13.7603 Austrian schillings,

    - 40.3399 Belgian francs,

    - 5.94573 Finnish marks,

    - 6.55957 French francs,

    - 1.95583 German marks,

    - 0.787564 Irish pounds,

    - 1,936.27 Italian lire,

    - 40.3399 Luxembourg francs,

    - 2.20371 Dutch guilders,

    - 200.482 Portuguese escudos, or

    - 166.386 Spanish pesetas.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities offered by this prospectus will be unsecured obligations of Lehman Brothers Holdings and will be either senior or subordinated debt. Senior debt will be issued under a senior debt indenture. Subordinated debt will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." The indentures (including all amendments and a separate related document containing standard multiple series indenture provisions) have been filed with the SEC and are incorporated by reference in the registration statement of which this prospectus forms a part.

    The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in the applicable prospectus supplement. Copies of the indentures may be obtained from Lehman Brothers Holdings or the applicable trustee. So that you may easily locate the more detailed provisions, the numbers in parentheses below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Wherever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

    Unless otherwise provided in the applicable prospectus supplement, the trustee under the senior debt indenture will be Citibank, N.A., and the trustee under the subordinated debt indenture will be The Chase Manhattan Bank (formerly known as Chemical Bank).

GENERAL

    The indentures provide that unsecured senior or subordinated debt securities of Lehman Brothers Holdings may be issued in one or more series, with different terms, in each case as authorized from time to time by Lehman Brothers Holdings. Lehman Brothers Holdings also has the right to "reopen" a previous issue of a series of debt securities by issuing additional debt securities of such series.

    Federal income tax consequences and other special considerations applicable to any debt securities issued by Lehman Brothers Holdings at a discount will be described in the applicable prospectus supplement.

    Because Lehman Brothers Holdings is a holding company, the claims of creditors of Lehman Brothers Holdings' subsidiaries will have a priority over Lehman Brothers Holdings' equity rights and the rights of Lehman Brothers Holdings' creditors, including the holders of debt securities, to participate in the assets of the subsidiary upon the subsidiary's liquidation.

    The applicable prospectus supplement relating to any series of debt securities will describe the following terms, where applicable:

    - the title of the debt securities,

    - whether the debt securities will be senior or subordinated debt,

    - the total principal amount of the debt securities,

    - the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price,

    - the maturity date or dates,

    - the interest rate or the method of computing the interest rate,

    - the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates,

    - if other than in United States dollars, the currency or currency unit in which payment will be made,

    - any provisions for the payment of additional amounts for taxes,

    - the denominations in which the currency or currency unit of any debt securities will be issuable if other than denominations of $1,000 and any integral multiple thereof,

    - the location where payments on the debt securities will be made,

    - the terms and conditions on which the debt securities may be redeemed at the option of Lehman Brothers Holdings,

    - any obligation of Lehman Brothers Holdings to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment,

    - any provisions for the discharge of Lehman Brothers Holdings' obligations relating to the debt securities by deposit of funds or United States government obligations,

    - whether the debt securities are to trade in book-entry form and the terms and any conditions for exchanging the global security in whole or in part for paper certificates,

    - any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities, and

    - any other specific terms of the debt securities.

    The terms on which a series of debt securities may be convertible into or exchangeable for other securities of Lehman Brothers Holdings will be set forth in the prospectus supplement relating to such series. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of Lehman Brothers Holdings. The terms may include provisions pursuant to which the number of other securities of Lehman Brothers Holdings to be received by the holders of such series of debt securities may be adjusted.

    The debt securities will be issued only in registered form. As currently anticipated, debt securities of a series will trade in book-entry form, and global notes will be issued in physical (paper) form, as described below under "Book-Entry Procedures and Settlement." Unless otherwise provided in the accompanying prospectus supplement, debt securities denominated in United States dollars will be issued only in denominations of $1,000 and whole multiples of $1,000. The prospectus supplement relating to offered securities denominated in a foreign or composite currency will specify the denomination of the offered securities.

    The debt securities may be presented for exchange, and debt securities other than a global security may be presented for registration of transfer, at the principal corporate trust office of the relevant trustee in New York City. Holders will not have to pay any service charge for any registration of transfer or exchange of debt securities, but Lehman Brothers Holdings may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer (Section 305).

PAYMENT AND PAYING AGENTS

    Distributions on the debt securities other than those represented by global notes will be made in the designated currency against surrender of the debt securities at the principal corporate trust office of the relevant trustee in New York City. Payment will be made to the registered holder at the close of business on the record date for such payment. Interest payments will be made at the principal corporate trust office of the relevant trustee in New York City, or by a check mailed to the holder at his registered address. Payments in any other manner will be specified in the prospectus supplement (Sections 307 and 1002).

SENIOR DEBT

    The senior debt securities will be issued under the senior debt indenture and will rank on an equal basis with all other unsecured debt of Lehman Brothers Holdings except subordinated debt.

SUBORDINATED DEBT

    The subordinated debt securities will be issued under the subordinated debt indenture and will rank subordinated and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all "senior debt" (as defined below) of Lehman Brothers Holdings.

    If Lehman Brothers Holdings defaults in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, Lehman Brothers Holdings cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

    If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to Lehman Brothers Holdings, its creditors or its property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

    Furthermore, if Lehman Brothers Holdings defaults in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all senior debt will first be entitled to receive payment in full in cash before holders of such debt can receive any payments.

    "Senior debt" means:

    (1) the principal, premium, if any, and interest in respect of
        (A) indebtedness of Lehman Brothers Holdings for money borrowed and
        (B) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by Lehman Brothers Holdings, including the senior debt securities,

    (2) all capitalized lease obligations of Lehman Brothers Holdings,

    (3) all obligations of Lehman Brothers Holdings representing the deferred purchase price of property, and

    (4) all deferrals, renewals, extensions and refundings of obligations of the type referred to in clauses (1) through (3),

but senior debt does not include:

    (a) subordinated debt securities,

    (b) any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, subordinated debt securities,

    (c) indebtedness for goods or materials purchased in the ordinary course of business or for services obtained in the ordinary course of business or indebtedness consisting of trade payables, and

    (d) indebtedness that is subordinated to an obligation of Lehman Brothers Holdings of the type specified in clauses (1) through (4) above (Subordinated Debt Indenture, Section 1401).

    The effect of clause (d) is that Lehman Brothers Holdings may not issue, assume or guarantee any indebtedness for money borrowed which is junior to the senior debt securities and senior to the subordinated debt securities.

COVENANTS

    LIMITATIONS ON LIENS. The indentures provide that Lehman Brothers Holdings will not, and will not permit any designated subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of common stock of any designated subsidiary, without providing that each series of debt securities and, at Lehman Brothers Holdings' option, any other indebtedness ranking equally and ratably with such indebtedness, is secured equally and ratably with (or prior to) such other secured indebtedness (Section 1005).

    "Designated subsidiary" means any subsidiary of Lehman Brothers Holdings, the consolidated net worth of which represents at least 5% of the consolidated net worth of Lehman Brothers Holdings. As of February 28, 1999, the designated subsidiaries were Global Thai Property Fund, Lehman Brothers Inc., Lehman Brothers Holdings Plc, Lehman Brothers (International) Europe, Lehman Brothers Japan Inc., Lehman Brothers U.K. Holdings (Delaware) Inc., Lehman Brothers UK Holdings Ltd., Lehman Commercial Paper Inc., Lehman Re Ltd. and Structured Asset Securities Corp. (Section 101).

    LIMITATIONS ON MERGERS AND SALES OF ASSETS. The indentures provide that Lehman Brothers Holdings will not merge or consolidate or transfer or lease all or substantially all its assets, and another person may not transfer or lease all or substantially all of its assets to Lehman Brothers Holdings unless:

    - either (1) Lehman Brothers Holdings is the continuing corporation, or
      (2) the successor corporation, if other than Lehman Brothers Holdings, is a U.S. corporation and expressly assumes by supplemental indenture the obligations evidenced by the securities issued pursuant to the indenture, and

    - immediately after the transaction, there would not be any default in the performance of any covenant or condition of the indenture (Section 801).

    Other than the restrictions described above, the indentures do not contain any covenants or provisions that would protect holders of the debt securities in the event of a highly leveraged transaction.

MODIFICATION OF THE INDENTURES

    Under the indentures, Lehman Brothers Holdings and the relevant trustee can enter into supplemental indentures to establish the form and terms of any new series of debt securities without obtaining the consent of any holder of debt securities (Section 901).

    Lehman Brothers Holdings and the trustee may, with the consent of the holders of at least 66 2/3% in aggregate principal amount of the debt securities of a series, modify the applicable indenture or the rights of the holders of the securities of such series to be affected.

    No such modification may, without the consent of the holder of each security so affected:

    - extend the fixed maturity of any such securities,

    - reduce the rate or change the time of payment of interest on such securities,

    - reduce the principal amount of such securities or the premium, if any, on such securities,

    - change any obligation of Lehman Brothers Holdings to pay additional amounts,

    - reduce the amount of the principal payable on acceleration of any securities issued originally at a discount,

    - adversely affect the right of repayment or repurchase at the option of the holder,

    - reduce or postpone any sinking fund or similar provision,

    - change the currency or currency unit in which any such securities are payable or the right of selection thereof,

    - impair the right to sue for the enforcement of any such payment on or after the maturity of such securities,

    - reduce the percentage of securities referred to above whose holders need to consent to the modification or a waiver without the consent of such holders, or

    - change any obligation of Lehman Brothers Holdings to maintain an office or agency (Section 902).

DEFAULTS

    Each indenture provides that events of default regarding any series of debt securities will be:

    - failure to pay required interest on any debt security of such series for 30 days,

    - failure to pay principal or premium, if any, on any debt security of such series when due,

    - failure to make any required scheduled installment payment for 30 days on debt securities of such series,

    - failure to perform for 90 days after notice any other covenant in the relevant indenture other than a covenant included in the relevant indenture solely for the benefit of a series of debt securities other than such series, and

    - certain events of bankruptcy or insolvency, whether voluntary or not (Section 501).

    If an event of default regarding debt securities of any series issued under the indentures should occur and be continuing, either the trustee or the holders of 25% in the principal amount of outstanding debt securities of such series may declare each debt security of that series due and payable. Lehman Brothers Holdings is required to file annually with the trustee a statement of an officer as to the fulfillment by Lehman Brothers Holdings of its obligations under the indenture during the preceding year (Section 1006).

    No event of default regarding one series of debt securities issued under an indenture is necessarily an event of default regarding any other series of debt securities.

    Holders of a majority in principal amount of the outstanding debt securities of any series will be entitled to control certain actions of the trustee under the indentures and to waive past defaults regarding such series (Sections 502 and 512). The trustee generally will not be requested, ordered or directed by any of the holders of debt securities, unless one or more of such holders shall have offered to the trustee reasonable security or indemnity (Section 603).

    If an event of default occurs and is continuing regarding a series of debt securities, the trustee may use any sums that it holds under the relevant indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of such series (Section 506).

    Before any holder of any series of debt securities may institute action for any remedy, except payment on such holder's debt security when due, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the trustee for taking such action (Sections 502, 507 and 603).

DEFEASANCE

    Except as may otherwise be set forth in an accompanying prospectus supplement, after Lehman Brothers Holdings has deposited with the trustee, cash or government securities, in trust for the benefit of the holders sufficient to pay the principal of, premium, if any, and interest on the debt securities of such series when due, then:

    - if the terms of the debt securities so provide, Lehman Brothers Holdings will be deemed to have paid and satisfied its obligations on all outstanding debt securities of such series, which is known as "defeasance and discharge" (Section 401), or

    - Lehman Brothers Holdings will cease to be under any obligation, other than to pay when due the principal of, premium, if any, and interest on such debt securities, relating to the debt securities of such series, which is known as "covenant defeasance" (Section 1009).

    When there is a defeasance and discharge, (1) the applicable indenture will no longer govern the debt securities of such series, (2) Lehman Brothers Holdings will no longer be liable for payment and (3) the holders of such debt securities will be entitled only to the deposited funds. When there is a covenant defeasance, however, Lehman Brothers Holdings will continue to be obligated to make payments when due if the deposited funds are not sufficient.

    For a discussion of the principal United States federal income tax consequences of covenant defeasance and defeasance and discharge, see "United States Federal Income Tax Consequences--Tax Consequences of Defeasance" below.

CONCERNING THE TRUSTEES

    Lehman Brothers Holdings has had and may continue to have banking relationships with the trustees in the ordinary course of business.

                   DESCRIPTION OF OUTSTANDING PREFERRED STOCK

    As of the date of this prospectus, Lehman Brothers Holdings' authorized capital stock includes 38 million shares of preferred stock. The following briefly summarizes the material terms of Lehman Brothers Holdings' outstanding preferred stock. You should read the more detailed provisions of Lehman Brothers Holdings' certificate of incorporation or the certificate of designation relating to a series of preferred stock for provisions that may be important to you.

    The general terms of Lehman Brothers Holdings' preferred stock are described below under "Description of Offered Preferred Stock."

    As of February 28, 1999, Lehman Brothers Holdings had outstanding the following series of preferred stock with the following terms:

                                                                                     DATE NEXT
                                                                                     REDEEMABLE
                                   NUMBER OF                        REDEMPTION       BY LEHMAN    GENERAL
                                    SHARES          DIVIDENDS       PRICE PER         BROTHERS     VOTING
TITLE OF SERIES                   OUTSTANDING       PER YEAR          SHARE           HOLDINGS     RIGHTS
---------------                   -----------       ---------       ----------       ----------   --------
Redeemable Voting Preferred
  Stock.........................       1,000         Variable(2)    $    1.00         Variable(3)   Yes(5)
Cumulative Convertible Voting
  Preferred Stock, Series A.....       2,300(1)       $ 1.955       $   39.10         Variable(4)   Yes(5)
Cumulative Convertible Voting
  Preferred Stock, Series B.....   9,161,384(1)       $ 1.955       $   39.10         Variable(4)   Yes(5)
5.94% Cumulative Preferred
  Stock, Series C...............     500,000          $ 29.70       $  500.00         05/31/08       No
5.67% Cumulative Preferred
  Stock, Series D...............      40,000          $283.50       $5,000.00         08/31/08       No

    Where the above table indicates that the holders of the preferred stock have no general voting rights, this means that they do not vote on matters submitted to a vote of the common stockholders. However, the holders of this preferred stock do have other special voting rights (1) that are required by law,
(2) that apply if there is a default in paying dividends for the equivalent of six calendar quarters, and (3) when Lehman Brothers Holdings wants to create any class of stock having a preference as to dividends or distributions of assets over such series or alter or change the provisions of the certificate of incorporation so as to adversely affect the powers, preferences or rights of the holders of such series. Some or all of these special voting rights apply to each series of preferred stock listed above. In the event of a default in paying dividends for the equivalent of six calendar quarters, the holders of the Redeemable Voting Preferred Stock, the 5.94% Cumulative Preferred Stock,
Series C, and the 5.67% Cumulative Preferred Stock, Series D have the right collectively to elect two additional directors to Lehman Brothers Holdings' board of directors until such dividends are paid.

------------------------

(1) Each share of Cumulative Convertible Voting Preferred Stock, Series A and B, is convertible at the holder's option into 0.3178313 of a share of common stock, subject to anti-dilution adjustment.

(2) The holders of the Redeemable Voting Preferred Stock (as of the date of this prospectus, The American Express Company and Nippon Life Insurance Company) are entitled to 50% of the amount by which Lehman Brothers Holdings' net income for a fiscal year exceeds $400 million, to a maximum of $50 million per year (prorated for the final dividend period, which runs from December 1, 2001 to May 31, 2002).

(3) Redemption is mandatory on May 31, 2002. The holders also have the right to require Lehman Brothers Holdings to redeem the Redeemable Voting Preferred Stock if a Designated Event (as defined in Lehman Brothers Holdings' certificate of incorporation) occurs, for an aggregate redemption payment of $150 million if such event occurs prior to November 30, 1999, declining
    $50 million per year thereafter.

(4) Redeemable at any time that there is a public market for Lehman Brothers Holdings' common stock and the average market price per share thereof exceeds the conversion price (at the date of this prospectus) of $123.0212380.

(5) Holders of shares of Redeemable Voting Preferred Stock are entitled to 1,059 votes per share, and holders of shares of Cumulative Convertible Voting Preferred Stock, Series A and B, are entitled to the number of votes per share equal to the quotient obtained by dividing $39.10 by the conversion price (at the date of this prospectus) of $123.0212380, when voting as a class with the common stock, subject to anti-dilution adjustment. American Express has agreed that as long as it holds Redeemable Voting Preferred Stock, it will vote it in the same proportion as the common stock holders on matters voted on generally.

                     DESCRIPTION OF OFFERED PREFERRED STOCK

    The following briefly summarizes the material terms of Lehman Brothers Holdings' preferred stock, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any series of preferred stock offered by Lehman Brothers Holdings which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of Lehman Brothers Holdings' restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The certificate of designation relating to the particular series of preferred stock offered by the accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered. For a description of Lehman Brothers Holdings' outstanding preferred stock, see "Description of Outstanding Preferred Stock."

GENERAL

    Under Lehman Brothers Holdings' certificate of incorporation, the board of directors of Lehman Brothers Holdings is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

    - the number of shares to be included in the series,

    - the designation, powers, preferences and rights of the shares of the series, and

    - the qualifications, limitations or restrictions of such series, except as otherwise stated in the certificate of incorporation.

    Prior to the issuance of any series of preferred stock, the board of directors of Lehman Brothers Holdings will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the certificate of incorporation. The term "board of directors of Lehman Brothers Holdings" includes any duly authorized committee.

    The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to officers, directors and employees of Lehman Brothers Holdings and its subsidiaries pursuant to benefit plans or otherwise. Shares of preferred stock issued by Lehman Brothers Holdings may have the effect of rendering more difficult or discouraging an acquisition of Lehman Brothers Holdings deemed undesirable by the board of directors of Lehman Brothers Holdings.

    The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of Lehman Brothers Holdings.

    The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

RANK

    Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

DIVIDENDS

    Holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by the board of directors of Lehman Brothers Holdings out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of Lehman Brothers Holdings or, if applicable, the records of the depositary referred to below under "Description of Depositary Shares," on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

    Lehman Brothers Holdings may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for

    - all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis, or

    - the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

    Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for both series of preferred stock.

    Similarly, Lehman Brothers Holdings may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of Lehman Brothers Holdings ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for

    - all prior dividend periods if the preferred stock pays dividends on a cumulative basis, or

    - the immediately preceding dividend period if the preferred stock pays dividends on a noncumulative basis.

CONVERSION AND EXCHANGE

    The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for shares of Lehman Brothers Holdings' common stock.

REDEMPTION

    If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at the option of Lehman Brothers Holdings or the holder thereof and may be mandatorily redeemed.

    Any partial redemptions of preferred stock will be made in a way that the board of directors decides is equitable.

    Unless Lehman Brothers Holdings defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of Lehman Brothers Holdings, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock, plus an amount equal to any accrued and unpaid dividends. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

    If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of Lehman Brothers Holdings on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from Lehman Brothers Holdings after they have received their full liquidation preference.

VOTING RIGHTS

    The holders of shares of preferred stock will have no voting rights, except:

    - as otherwise stated in the prospectus supplement,

    - as otherwise stated in the certificate of designation establishing such series, or

    - as required by applicable law.

                        DESCRIPTION OF DEPOSITARY SHARES

    The following briefly summarizes the material provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that are offered by Lehman Brothers Holdings and any deposit agreement relating to a particular series of preferred stock which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered. A copy of the form of deposit agreement, including the form of depositary receipt, is incorporated by reference as an exhibit in the registration statement of which this prospectus forms a part. You should read the more detailed provisions of the deposit agreement and the form of depositary receipt for provisions that may be important to you.

GENERAL

    Lehman Brothers Holdings may, at its option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. In such event, Lehman Brothers Holdings will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock.

    The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Lehman Brothers Holdings and a bank or trust company selected by Lehman Brothers Holdings having its principal office in the United States and having a combined capital and surplus of at least $50,000,000, as preferred stock depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock, including dividend, voting, redemption, conversion and liquidation rights, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share.

    The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to such preferred stock in proportion to the number of such depositary shares owned by such holders.

    The preferred stock depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled thereto. If the preferred stock depositary determines that it is not feasible to make such distribution, it may, with the approval of Lehman Brothers Holdings, sell such property and distribute the net proceeds from such sale to such holders.

REDEMPTION OF PREFERRED STOCK

    If a series of preferred stock represented by depositary shares is to be redeemed, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of such series of preferred stock. The depositary shares will be redeemed by the preferred stock depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed.

    Whenever Lehman Brothers Holdings redeems shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same date the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by lot or ratably or by any other equitable method as the preferred stock depositary may decide.

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
VOTING DEPOSITED PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such series of preferred stock. Each record holder of such depositary shares on the record date will be entitled to instruct the preferred stock depositary to vote the amount of the preferred stock represented by such holder's depositary shares. The preferred stock depositary will try to vote the amount of such series of preferred stock represented by such depositary shares in accordance with such instructions.

    Lehman Brothers Holdings will agree to take all actions that the preferred stock depositary determines as necessary to enable the preferred stock depositary to vote as instructed. The preferred stock depositary will abstain from voting shares of any series of preferred stock held by it for which it does not receive specific instructions from the holders of depositary shares representing such shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between Lehman Brothers Holdings and the preferred stock depositary. However, any amendment that materially and adversely alters any existing right of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipt, to consent and agree to such amendment and to be bound by the deposit agreement, which has been amended thereby. The deposit agreement may be terminated only if:

    - all outstanding depositary shares have been redeemed, or

    - a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of Lehman Brothers Holdings.

CHARGES OF PREFERRED STOCK DEPOSITARY; TAXES AND OTHER GOVERNMENTAL CHARGES

    Lehman Brothers Holdings will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Lehman Brothers Holdings also will pay charges of the depositary in connection with the initial deposit of preferred stock and any redemption of preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The preferred stock depositary may resign at any time by delivering to Lehman Brothers Holdings notice of its intent to do so, and Lehman Brothers Holdings may at any time remove the preferred stock depositary, any such resignation or removal to take effect upon the appointment of a successor preferred stock depositary and its acceptance of such appointment. Such successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The preferred stock depositary will forward all reports and communications from Lehman Brothers Holdings which are delivered to the preferred stock depositary and which Lehman Brothers Holdings is required to furnish to the holders of the deposited preferred stock.

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
    Neither the preferred stock depositary nor Lehman Brothers Holdings will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The obligations of Lehman Brothers Holdings and the preferred stock depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished. Lehman Brothers Holdings and the preferred stock depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

                      BOOK-ENTRY PROCEDURES AND SETTLEMENT

    Most debt securities will be book-entry securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust Company, a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

    Purchasers of securities may only hold interests in the global notes through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary--banks, brokerage houses and other institutions that maintain securities accounts for customers--that has an account with DTC or its nominee. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through a hierarchy of intermediaries, with DTC at the "top" and the beneficial owner's own securities intermediary at the "bottom."

    The securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the securities will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner under the declaration. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

    A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

    - DTC is unwilling or unable to continue as depositary for such global security and Lehman Brothers Holdings does not appoint a qualified replacement for DTC within 90 days, or

    - Lehman Brothers Holdings in its sole discretion decides to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

    Unless we indicate otherwise, any global security that is exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate principal amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions that it receives from its participants.

    In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC's procedures.

    DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

    DTC's management is aware that some computer applications, systems, and the like for processing dates that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as they relate to the timely payment of distributions to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    Lehman Brothers Holdings will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

    DTC may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under such circumstances, in the event that a successor securities depositary is not obtained, securities certificates are required to be printed and delivered. Additionally, Lehman Brothers Holdings may decide to discontinue use of the system of book-entry transfers through DTC or any successor depositary with respect to the preferred securities. In that event, certificates for the securities will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Lehman Brothers Holdings believes to be reliable, but Lehman Brothers Holdings does not take responsibility for the accuracy thereof.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    In the opinion of Simpson Thacher & Bartlett, our special United States tax counsel, the following discussion is an accurate summary of the material United States federal income tax consequences of the purchase, ownership and disposition of debt securities as of the date hereof. Except where noted, this summary deals only with debt securities held as capital assets by United States holders and does not deal with special situations. For example, this summary does not address:

    - tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities or life insurance companies,

    - tax consequences to persons holding debt securities as part of a hedging, integrated, constructive sale or conversion transaction or a straddle,

    - tax consequences to holders of debt securities whose "functional currency" is not the U.S. dollar,

    - alternative minimum tax consequences, if any, or

    - any state, local or foreign tax consequences.

    The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. We will summarize any special United States federal tax considerations relevant to a particular issue of the debt securities in the applicable prospectus supplement. We will also summarize certain federal income tax consequences, if any, applicable to any offering of preferred stock or depositary shares in the applicable prospectus supplement.

    IF YOU ARE CONSIDERING THE PURCHASE OF DEBT SECURITIES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES TO YOU AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

CONSEQUENCES TO UNITED STATES HOLDERS

    The following is a summary of certain United States federal tax consequences that will apply to you if you are a United States holder of debt securities.

    Certain consequences to "non-United States holders" of debt securities are described under "--Non-United States Holders" below.

    "United States holder" means a beneficial owner of a debt security that is:

    - a citizen or resident of the United States,

    - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States,

    - an estate the income of which is subject to United States federal income taxation regardless of its source, or

    - a trust that (x) is subject to the supervision of a court within the United States and the control of one or more United States persons or
      (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

    PAYMENTS OF INTEREST

    Except as set forth below, interest on a debt security will generally be taxable to you as ordinary income from domestic sources at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

    ORIGINAL ISSUE DISCOUNT

    If you own debt securities issued with original issue discount ("OID"), you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute qualified stated interest, as defined below. Notice will be given in the applicable prospectus supplement when we determine that a particular debt security will be an original issue discount debt security.

    A debt security with an issue price that is less than the "stated redemption price at maturity" (the sum of all payments to be made on the debt security other than "qualified stated interest") generally will be issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The "issue price" of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and the interest to be paid meets all of the following conditions:

    - it is payable at least once per year,

    - it is payable over the entire term of the debt security, and

    - it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

    We will give you notice in the applicable prospectus supplement when we determine that a particular debt security will bear interest that is not qualified stated interest.

    If you own a debt security issued with "DE MINIMIS" OID, which is discount that is not OID because it is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, you generally must include the DE MINIMIS OID in income at the time payments, other than qualified stated interest, on the debt securities are made in proportion to the amount paid. Any amount of DE MINIMIS OID that you have included in income will be treated as capital gain.

    Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or at your option. Original issue discount debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of original issue discount debt securities with those features, you should carefully examine the applicable prospectus supplement and should consult your own tax advisors with respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.

    If you own original issue discount debt securities with a maturity upon issuance of more than one year you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the "constant yield method" described in the following paragraph. This method takes into account the compounding of interest. The accruals of OID on an original issue discount debt security will generally be less in the early years and more in the later years.

    The amount of OID that you must include in income if you are the initial United States holder of an original issue discount debt security is the sum of the "daily portions" of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for an original issue discount debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

    - the debt security's adjusted issue price at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

    - the aggregate of all qualified stated interest allocable to the accrual period.

    OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by persons other than corporations and other exempt holders.

    Floating rate debt securities are subject to special OID rules. In the case of an original issue discount debt security that is a floating rate debt security, both the "yield to maturity" and "qualified stated interest" will be determined solely for purposes of calculating the accrual of OID as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of certain floating rate debt securities, the rate that reflects the yield to maturity that is reasonably expected for the debt security. Additional rules may apply if:

    - the interest on a floating rate debt security is based on more than one interest index, or

    - the principal amount of the debt security is indexed in any manner.

    This discussion does not address the tax rules applicable to debt securities with an indexed principal amount. If you are considering the purchase of floating rate original issue discount debt securities or securities with indexed principal amounts, you should carefully examine the applicable prospectus supplement and should consult your own tax advisors regarding the United States federal income tax consequences to you of holding and disposing of those debt securities.

    You may elect to treat all interest on any debt security as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, DE MINIMIS OID, market discount, DE MINIMIS market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You must make this election for the taxable year in which you acquired the debt security, and you may not revoke the election without the consent of the Internal Revenue Service. You should consult with your own tax advisors about this election.

    SHORT-TERM DEBT SECURITIES

    In the case of debt securities having a term of one year or less, all payments, including all stated interest, will be included in the stated redemption price at maturity and will not be qualified stated interest. As a result, you will generally be taxed on the discount instead of stated interest. The discount will be equal to the excess of the stated redemption price at maturity over the issue price of a short-term debt security, unless you elect to compute this discount using tax basis instead of issue price. In general, individual and certain other cash method United States holders of short-term debt securities are not required to include accrued discount in their income currently unless they elect to do so, but may be required to include stated interest in income as the income is received. United States holders that report income for United States federal income tax purposes on the accrual method and certain other United States holders are required to accrue discount on short-term debt securities (as ordinary income) on a straight-line basis, unless an election is made to accrue the discount according to a constant yield method based on daily compounding. If you are not required, and do not elect, to include discount in income currently, any gain you realize on the sale, exchange or retirement of a short-term debt security will generally be ordinary income to you to the extent of the discount accrued by you through the date of sale, exchange or retirement. In addition, if you do not elect to currently include accrued discount in income you may be required to defer deductions for a portion of your interest expense with respect to any indebtedness attributable to the short-term debt securities.

    MARKET DISCOUNT

    If you purchase a debt security, other than an original issue discount debt security, for an amount that is less than its stated redemption price at maturity, or, in the case of an original issue discount debt security, its adjusted issue price, the amount of the difference will be treated as "market discount" for United States federal income tax purposes, unless that difference is less than a specified DE MINIMIS amount. Under the market discount rules, you will be required to treat any payment, other than qualified stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, a debt security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt security at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the debt security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt security.

    Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt security, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor before making this election.

    ACQUISITION PREMIUM, AMORTIZABLE BOND PREMIUM

    If you purchase an original issue discount debt security for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that debt security at an "acquisition premium." Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the debt security for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

    If you purchase a debt security (including an original issue discount debt security) for an amount in excess of the sum of all amounts payable on the debt security after the purchase date other than qualified stated interest, you will be considered to have purchased the debt security at a "premium" and, if it is an original issue discount debt security, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the debt security on a constant yield method as an offset to interest when includible in income under your regular accounting method. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield (except that we will be assumed to exercise call options in a manner that maximizes your yield). If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

    SALE, EXCHANGE AND RETIREMENT OF DEBT SECURITIES

    Your tax basis in a debt security will, in general, be your cost for that debt security, increased by OID, market discount or any discount with respect to a short-term debt security that you previously included in income, and reduced by any amortized premium and any cash payments on the debt security other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a debt security, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued qualified stated interest that you did not previously include in income, which will be taxable as such) and the adjusted tax basis of the debt security. Except as described above with respect to certain short-term debt securities or with respect to market discounts, that gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

    TAX CONSEQUENCES OF DEFEASANCE

    We may discharge our obligations under the debt securities as more fully described under "Description of Debt Securities--Defeasance" above. Such a discharge would generally for United States federal income tax purposes constitute the retirement of the debt securities and the issuance of new obligations. As a result, you would realize gain or loss (if any) on this exchange, which would be recognized subject to certain possible exceptions.

    Even though federal income tax on the deemed exchange may be imposed on you, you would not receive any cash until the maturity or an earlier redemption of the debt securities, except for any current interest payments.

    Any gain realized would generally not be taxable to Non-United States holders under the circumstances outlined below. Furthermore, following discharge, the debt securities might be subject to withholding, backup withholding and/or information reporting and might be issued with OID.

    Under current federal income tax law, a covenant defeasance would not be treated as a taxable exchange of the debt securities. You should consult your own tax advisor as to the tax consequences of a defeasance and discharge and a covenant defeasance, including the applicability and effect of tax laws other than the federal income tax law.

    EXTENDIBLE DEBT SECURITIES, RENEWABLE DEBT SECURITIES AND RESET DEBT
     SECURITIES

    If so specified in an applicable prospectus supplement relating to a debt security, we may have the option to extend the maturity of a debt security. In addition, we may have the option to reset the interest rate, the spread or the spread multiplier.

    The United States federal income tax treatment of a debt security with respect to which such an option has been exercised is unclear and will depend, in part, on the terms established for such debt securities by us pursuant to the exercise of the option. You may be treated for federal income tax purposes as having exchanged your debt securities for new debt securities with revised terms. If this is the case, you would realize gain or loss equal to the difference between the issue price of the new debt securities and your tax basis in the old debt securities, and the other consequences described above under "Tax Consequences of Defeasance" would also apply.

    If the exercise of the option is not treated as an exchange of old debt securities for new debt securities, you will not recognize gain or loss as a result of such exchange.

    ORIGINAL ISSUE DISCOUNT. The presence of such options may also affect the calculation of OID, among other things. Solely for purposes of the accrual of OID, if we issue a debt security and have an option or combination of options to extend the term of the debt security, we will be presumed to exercise such option or options in a manner that minimizes the yield on the debt security. Conversely, if you are treated as having a put option, such an option will be presumed to be exercised in a manner that maximizes the yield on the debt security. If we exercise such option or options to extend the term of the debt security, or your option to put does not occur (contrary to the assumptions made), then solely for purposes of the accrual of OID, the debt security will be treated as reissued on the date of the change in circumstances for an amount equal to its adjusted issue price on the date.

    You should carefully examine the applicable prospectus supplement and should consult your own tax advisor regarding the United States federal income tax consequences of the holding and disposition of such debt securities.

    FOREIGN CURRENCY DEBT SECURITIES

    PAYMENTS OF INTEREST. If you receive interest payments made in a foreign currency and you use the cash basis method of accounting, you will be required to include in income the U.S. dollar value of the amount received, determined by translating the foreign currency received at the "spot rate" for such foreign currency on the date such payment is received regardless of whether the payment is in fact converted into U.S. dollars. You will not recognize exchange gain or loss with respect to the receipt of such payment.

    If you use the accrual method of accounting, you may determine the amount of income recognized with respect to such interest in accordance with either of two methods. Under the first method, you will be required to include in income for each taxable year the U.S. dollar value of the interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period or periods during which such interest accrued. Under the second method, you may elect to translate interest income at the spot rate on:

    - the last day of the accrual period,

    - the last day of the taxable year if the accrual period straddles your taxable year, or

    - on the date the interest payment is received if such date is within five days of the end of the accrual period.

    Upon receipt of an interest payment on such debt security, you will recognize ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of such payment (determined by translating the foreign currency received at the "spot rate" for such foreign currency on the date such payment is received) and the U.S. dollar value of the interest income you previously included in income with respect to such payment.

    ORIGINAL ISSUE DISCOUNT. OID on a debt security that is also a foreign currency debt security will be determined for any accrual period in the applicable foreign currency and then translated into U.S. dollars, in the same manner as interest income accrued by a holder on the accrual basis, as described above. You will recognize exchange gain or loss when OID is paid to the extent of the difference between the U.S. dollar value of the accrued OID (determined in the same manner as for accrued interest) and the U.S. dollar value of such payment (determined by translating the foreign currency received at the "spot rate" for such foreign currency on the date such payment is received). For these purposes, all receipts on a debt security will be viewed:

    - first, as the receipt of any stated interest payments called for under the terms of the debt security,

    - second, as receipts of previously accrued OID (to the extent thereof), with payments considered made for the earliest accrual periods first, and

    - third, as the receipt of principal.

    MARKET DISCOUNT AND BOND PREMIUM. The amount of market discount on foreign currency debt securities includible in income will generally be determined by translating the market discount determined in the foreign currency into U.S. dollars at the spot rate on the date the foreign currency debt security is retired or otherwise disposed of. If you have elected to accrue market discount currently, then the amount which accrues is determined in the foreign currency and then translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period. You will recognize exchange gain or loss with respect to market discount which is accrued currently using the approach applicable to the accrual of interest income as described above.

    Bond premium on a foreign currency debt security will be computed in the applicable foreign currency. If you have elected to amortize the premium, the amortizable bond premium will reduce interest income in the applicable foreign currency. At the time bond premium is amortized, exchange gain or loss, which is generally ordinary gain or loss, will be realized based on the difference between spot rates at such time and the time of acquisition of the foreign currency debt security.

    If you elect not to amortize bond premium, you must translate the bond premium computed in the foreign currency into U.S. dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

    SALE, EXCHANGE OR RETIREMENT. Your tax basis in a foreign currency debt security will be the U.S. dollar value of the foreign currency amount paid for such foreign currency debt security determined at the time of your purchase. If you purchased the foreign currency debt security with previously owned foreign currency, you will recognize exchange gain or loss at the time of the purchase attributable to the difference at the time of purchase, if any, between your tax basis in the foreign currency and the fair market value of the debt security in U.S. dollars on the date of purchase. Such gain or loss will be ordinary income or loss.

    For purposes of determining the amount of any gain or loss you recognize on the sale, exchange retirement or other disposition of a foreign currency debt security, the amount realized on such sale, exchange, retirement or other disposition will be the U.S. dollar value of the amount realized in foreign currency (other than amounts attributable to accrued but unpaid interest not previously included in your income), determined at the time of the sale, exchange, retirement or other disposition.

    You may also recognize exchange gain or loss attributable to the movement in exchange rates between the time of purchase and the time of disposition (including the sale, exchange, retirement or other disposition) of a foreign currency debt security. Such gain or loss will be treated as ordinary income or loss. The realization of such gain or loss will be limited to the amount of overall gain or loss realized on the disposition of a foreign currency debt security.

    Under proposed Treasury Regulations issued on March 17, 1992, if a foreign currency debt security is denominated in one of certain hyperinflationary currencies, generally:

    - exchange gain or loss would be realized with respect to movements in the exchange rate between the beginning and end of each taxable year (or such shorter period) the debt security was held, and

    - such exchange gain or loss would be treated as an addition or offset, respectively, to the accrued interest income on, and an adjustment to the holder's tax basis in, the foreign currency debt security.

    Your tax basis in foreign currency received as interest on (or OID with respect to), or received on the sale, exchange, retirement or other disposition of, a foreign currency debt security will be the U.S. dollar value thereof at the spot rate at the time you receive such foreign currency. Any gain or loss recognized by you on a sale, exchange or other disposition of foreign currency will be ordinary income or loss and will not be treated as interest income or expense, except to the extent provided in Treasury Regulations or administrative pronouncements of the IRS.

    DUAL CURRENCY DEBT SECURITIES. If so specified in an applicable prospectus supplement relating to a foreign currency debt security, we may have the option to make all payments of principal and interest scheduled after the exercise of such option in a currency other than the specified currency. The United States federal income tax treatment of dual currency debt securities is uncertain. Treasury Regulations currently in effect do not address the tax treatment of dual currency debt securities.

    Under the approach of proposed Treasury Regulations issued on March 17, 1992, a dual currency debt security would be bifurcated into two hypothetical instruments:

    - a zero coupon bond denominated in the currency of the stated redemption price at maturity, and

    - an installment obligation denominated in the currency of the qualified stated interest payments.

    The proposed Treasury regulations are effective only for debt securities issued or transactions occurring after final regulations are published. If you are considering purchasing dual currency debt securities, you should carefully examine the applicable prospectus supplement and should consult your own tax advisors regarding the United States federal income tax consequences of the holding and disposition of such debt securities.

    If we exercise such an option, you may be considered to have exchanged your debt security denominated in the specified currency for a debt security denominated in the optional payment currency. If the exercise is treated as a taxable exchange, you will recognize gain or loss if any, equal to the difference between your basis in the debt security denominated in the specified currency and the value of the debt security denominated in the optional payment currency. If the exercise of the option is not treated as an exchange, you will not recognize gain or loss and your basis in the debt security will be unchanged.

    CONTINGENT PAYMENT DEBT SECURITIES

    The OID Regulations contain special rules for determining the timing and amount of OID to be accrued with respect to certain debt securities providing for one or more contingent payments. Under these rules, you will accrue OID each year based on the "comparable yield" of the debt securities. The comparable yield of the debt securities will generally be the rate at which we would issue a fixed rate debt instrument with terms and conditions similar to the debt securities.

    We are required to provide the comparable yield to you and, solely for tax purposes, are also required to provide a projected payment schedule that includes the actual interest payments on the debt securities and estimates the amount and timing of contingent payments on the debt securities. We will give notice in the applicable prospectus supplement when we determine that a particular debt security will be treated as contingent debt.

    The amount of OID on a contingent payment debt security for each accrual period is determined by multiplying the comparable yield of the contingent payment debt security (adjusted for the length of the accrual period) by the debt security's adjusted issue price at the beginning of the accrual period (determined in accordance with the rules set forth in the OID Regulations relating to contingent payment debt instruments). The amount of OID so determined will then be allocated on a ratable basis to each day in the accrual period that you hold the contingent payment debt security.

    If the actual payments made on the contingent payment debt securities in a taxable year differ from the projected contingent payments, adjustments will be made for such differences. A positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. A negative adjustment will:

    - first, reduce the amount of interest required to be accrued in the current year,

    - second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that your total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and

    - third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

    Gain on the sale, exchange or retirement of a contingent payment debt security generally will be treated as ordinary income. Loss from the disposition of a contingent payment debt security will be treated as ordinary loss to the extent your prior net interest inclusions (reduced by the total net negative adjustments previously allowed as an ordinary loss). Any loss in excess of such amount will be treated as capital loss.

    You are generally bound by the comparable yield and projected payment schedule provided by us. However, if you believe that our projected payment schedule is unreasonable, you may set your own projected payment schedule so long as you explicitly disclose the use of such schedule and the reason therefor. Unless otherwise prescribed by the Commissioner of the IRS, such disclosure must be made in a statement attached to your timely filed federal income tax return for the taxable year in which the debt security is acquired.

    For special treatment of foreign currency debt securities or dual currency debt securities that are also contingent payment debt securities, see the applicable prospectus supplement.

    The rules regarding contingent payment debt securities are complex. If you are considering the purchase of debt securities providing for one or more contingent payments, you should carefully examine the applicable prospectus supplement and consult your own tax advisors regarding the United States federal income tax consequences of the holding and disposition of such debt securities.

CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a summary of certain United States federal income tax consequences that will apply to you if you are a non-United States holder of debt securities.

    UNITED STATES FEDERAL WITHHOLDING TAX

    The 30% United States federal withholding tax will not apply to any payment of principal or interest, including OID, on debt securities provided that:

    - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and United States Treasury Regulations,

    - you are not a controlled foreign corporation that is related to us through stock ownership,

    - you are not a bank whose receipt of interest on the debt securities is described in section 881(c)(3)(A) of the Code, and

    - either (a) you provide your name and address on an IRS Form W-8, and certify, under penalty of perjury, that you are not a United States person or (b) a financial institution holding the debt securities on your behalf certifies, under penalty of perjury, that it has received an IRS Form W-8 from you as the beneficial owner and provides us with a copy.

    If you cannot satisfy the requirements described above, payments of premium, if any, and interest, including OID, made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed

    - IRS Form 1001 claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or

    - IRS Form 4224 stating that interest paid on the debt securities is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

    Except as discussed below, the 30% United States federal withholding tax will not apply to any gain or income that you realize on the sale, exchange, retirement or other disposition of debt securities.

    UNITED STATES FEDERAL ESTATE TAX

    Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death, provided that
(1) you do not own 10% or more of the total combined voting power of all classes of our voting stock, within the meaning of the Code and United States Treasury Regulations, and (2) interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

    UNITED STATES FEDERAL INCOME TAX

    If you are engaged in a trade or business in the United States and premium, if any, or interest, including OID, on the debt securities is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on that interest and OID on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a United States holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments. For this purpose, any premium and interest, including OID, on debt securities will be included in your earnings and profits.

    You will generally not be subject to United States federal income tax on the disposition of a debt security unless:

    - the gain is effectively connected with your conduct of a trade or business in the United States, or

    - you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    UNITED STATES HOLDERS

    In general, information reporting requirements will apply to certain payments of principal, interest, OID and premium paid on debt securities and to the proceeds of sale of a debt security made to you (unless you are an exempt recipient such as a corporation). A 31% backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number, a certification of exempt status, or fail to report in full dividend and interest income.

    NON-UNITED STATES HOLDERS

    In general, you will not be required to provide information reporting and backup withholding regarding payments that we make to you provided that we do not have actual knowledge that you are a United States person and we have received from you the statement described above under "United States Federal Withholding Tax."

    In addition, you will not be required to pay backup withholding and provide information reporting regarding the proceeds of the sale of a debt security made within the United States or conducted through certain United States related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a United States person or you otherwise establish an exemption.

    Final United States Treasury regulations generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 1999. In general, the new United States Treasury Regulations would not significantly alter the present rules discussed above, except in certain special situations.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

PREFERRED STOCK AND DEPOSITARY SHARES

    If you are considering the purchase of preferred stock or depositary shares, you should carefully examine the applicable prospectus supplement regarding the United States federal income tax consequences of the holding and disposition of such preferred stock or depositary shares.

                              PLAN OF DISTRIBUTION

    Lehman Brothers Holdings may offer the offered securities in one or more of the following ways from time to time:

    - to or through underwriters or dealers,

    - by itself directly,

    - through agents, or

    - through a combination of any of these methods of sale.

    Any such underwriters, dealers or agents may include Lehman Brothers Inc.

    The prospectus supplement relating to an offering of offered securities will set forth the terms of such offering, including:

    - the name or names of any underwriters, dealers or agents,

    - the purchase price of the offered securities and the proceeds to Lehman Brothers Holdings from such sale,

    - any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation,

    - the initial public offering price,

    - any discounts or concessions to be allowed or reallowed or paid to dealers, and

    - any securities exchanges on which such offered securities may be listed.

    Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If underwriters are used in an offering of offered securities, such offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase offered securities unless specified conditions are satisfied, and if the underwriters do purchase any offered securities, they will purchase all offered securities.

    In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

    - A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

    - A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

    - A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

    These transactions may be effected on the NYSE, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

    If dealers are utilized in the sale of offered securities, Lehman Brothers Holdings will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

    Offered securities may be sold directly by Lehman Brothers Holdings to one or more institutional purchasers, or through agents designated by Lehman Brothers Holdings from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Lehman Brothers Holdings to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If so indicated in the applicable prospectus supplement, Lehman Brothers Holdings will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from Lehman Brothers Holdings at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

    Lehman Brothers Inc., the broker-dealer subsidiary of Lehman Brothers Holdings, is a member of the National Association of Securities Dealers, Inc. and may participate in distributions of the offered securities. Accordingly, offerings of offered securities in which Lehman Brothers Inc. participates will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the NASD. Furthermore, any underwriters offering the offered securities will not confirm sales to any accounts over which they exercise discretionary authority without the prior approval of the customer.

    This prospectus together with any applicable prospectus supplement may also be used by Lehman Brothers Inc. in connection with offers and sales of the offered securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Lehman Brothers Inc. may act as principal or agent in such transactions. Lehman Brothers Inc. has no obligation to make a market in any of the offered securities and may discontinue any market-making activities at any time without notice, at its sole discretion.

    Underwriters, dealers and agents may be entitled, under agreements with Lehman Brothers Holdings, to indemnification by Lehman Brothers Holdings relating to material misstatements and omissions. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, Lehman Brothers Holdings and affiliates of Lehman Brothers Holdings in the ordinary course of business.

    Each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

                              ERISA CONSIDERATIONS

    Lehman Brothers Holdings has subsidiaries, including Lehman Brothers Inc., that provide services to many employee benefit plans. Lehman Brothers Holdings and any direct or indirect subsidiary of Lehman Brothers Holdings may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, and a "disqualified person" under corresponding provisions of the Internal Revenue Code of 1986, relating to many employee benefit plans. "Prohibited transactions" within the meaning of ERISA and the Code may result if any offered securities are acquired by an employee benefit plan relating to which Lehman Brothers Holdings or any direct or indirect subsidiary of Lehman Brothers Holdings is a party in interest, unless such offered securities are acquired pursuant to an applicable exemption. Any employee benefit plan or other entity subject to which such provisions of ERISA or the Code apply proposing to acquire the offered securities should consult with its legal counsel.

                                 LEGAL MATTERS

    Karen M. Muller, Esq., Deputy General Counsel of Lehman Brothers Holdings, or other counsel identified in the applicable prospectus supplement, will act as legal counsel to Lehman Brothers Holdings. Ms. Muller beneficially owns, or has rights to acquire under Lehman Brothers Holdings' employee benefit plans, an aggregate of less than 1% of Lehman Brothers Holdings' common stock. Simpson Thacher & Bartlett, New York, New York, or other counsel identified in the applicable prospectus supplement, will act as legal counsel to the underwriters. Simpson Thacher & Bartlett has from time to time acted as counsel for Lehman Brothers Holdings and its subsidiaries and may do so in the future.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule of Lehman Brothers Holdings Inc. as of November 30, 1998 and 1997, and for each of the years in the three-year period ended November 30, 1998, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report on the consolidated financial statements. The consolidated financial statements and such report are incorporated by reference in Lehman Brothers Holdings' annual report on Form 10-K for the year ended November 30, 1998, and incorporated by reference in this prospectus. The consolidated financial statements of Lehman Brothers Holdings referred to above are incorporated by reference in this prospectus in reliance upon such report given on the authority of said firm as experts in accounting and auditing. To the extent that Ernst & Young LLP audits and reports on consolidated financial statements of Lehman Brothers Holdings issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon their report given on said authority.

                     PRINCIPAL EXECUTIVE OFFICE OF HOLDINGS

                         Lehman Brothers Holdings Inc.
                            3 World Financial Center
                            New York, New York 10285

                                    TRUSTEE

                                 Citibank, N.A.
                             Corporate Trust Office
                                111 Wall Street
                            New York, New York 10043

               LUXEMBOURG STOCK EXCHANGE LISTING AND PAYING AGENT

                        Kredietbank S.A. Luxembourgeoise
                              43, Boulevard Royal
                               L-2955 Luxembourg

                       LEGAL ADVISERS TO THE UNDERWRITERS

                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017

                              INDEPENDENT AUDITORS

                               Ernst & Young LLP
                               787 Seventh Avenue
                            New York, New York 10019

                                 $1,000,000,000

                         LEHMAN BROTHERS HOLDINGS INC.

                               7% NOTES DUE 2008

                               ------------------

                             PROSPECTUS SUPPLEMENT
                                JANUARY 24, 2001

                          (INCLUDING PROSPECTUS DATED
                                APRIL 30, 1999)

                            ------------------------

                                LEHMAN BROTHERS

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